

Mail Stop 4720

May 8, 2017

Scott D. Hoffman, Esq.
General Counsel
Lazard Group LLC
30 Rockefeller Plaza
New York, NY 10112

>   **Re: Lazard Group LLC**
>   **Registration Statement on Form S-3**
>   **Filed May 2, 2017**
>   **File No. 333-217599**

Dear Mr. Hoffman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

>   Sincerely,
>
>   /s/ Era Anagnosti
>
>   Era Anagnosti
>   Legal Branch Chief
>   Office of Financial Services